Exhibit 99.1

Chairman’s Letter and Notice of Meeting Annual General Meeting London 11 May 2005

Adding vitality to life

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Unilever House, Blackfriars, London EC4P 4BQ
Telephone 020 7822 5252 Facsimile 020 7822 5951

Patrick Cescau	24 March 2005
Chairman

Dear Shareholder,

It gives me great pleasure to write to you with the Notice of this year’s Annual General Meeting (AGM). The AGM will be held on Wednesday 11 May 2005 in our usual venue, the Queen Elizabeth II Conference Centre in Westminster, London SW1.

Enclosed with this letter you will find our Annual Review 2004, which includes summary financial information adequate to give a clear understanding of our performance. For those who have requested it, the Unilever Annual Report and Accounts 2004 is also enclosed. This provides a comprehensive statement of our accounts and full financial and statutory information. Both these documents and a wealth of other information about our business can be accessed on our website at www.unilever.com/ourcompany/investorcentre

Shareholders who have elected to receive their Annual Review and other AGM documents electronically will have received an email informing them how they can access these documents using the internet. For those shareholders wanting to return their Proxy Forms using the internet they can do so via www.unilever.com/ shareholderservices I would encourage those of you familiar with the internet to try this facility and details can be found on the back of your Proxy Form. Institutional investors are able to cast their votes using CREST electronic proxy voting. All your votes are important to us and I would urge you to complete and return the Proxy Form in good time.

Last month, we announced far-reaching changes to our organisation and a change of roles for Antony Burgmans, my fellow Chairman of Unilever, and myself.

For 75 years the Joint Chairmen and Chief Executive model has served us well. However, to further improve our governance and organisational effectiveness, we decided that your business would be better served by a single Non-Executive Chairman responsible for running the Boards and a single Chief Executive Officer responsible for running the business.

Therefore, at the AGM Antony will be proposed as a Director, with a view to him taking up the role of Non-Executive Chairman of Unilever PLC. This will be in addition to his role as Non-Executive Chairman of Unilever N.V. We expect Antony to be succeeded by an independent Non-Executive Chairman in 2007.

We plan to make Bertrand Collomb Non-Executive Vice-Chairman of both parent companies in addition to his role as Senior Independent Director.

Unilever PLC
Registered in London No 41424. Registered office: Port Sunlight, Wirral, Merseyside, United Kingdom CH62 4ZD

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I will take up the role of Group Chief Executive and assume full operational responsibility for the business. As such I will be accountable for all aspects of the Company’s operations and performance. I will lead a small Executive team comprising three Regional Presidents, two Category Presidents and functional leaders for Finance and HR to assist me in this task.

In addition, we will undertake a study of Unilever’s corporate structure. Although our constitution has served us well until now, we believe it is time for a thorough review to see if any improvement should be made. Any improvements deemed necessary will be brought before shareholders at the 2006 AGM.

At the 2005 AGM four of our Directors will be retiring. Clive Butler, Keki Dadiseth and André van Heemstra have all had long and distinguished careers as Unilever executives. Clive has been a Director since 1992 and most recently served as Corporate Development Director. Keki joined the Board in 2000 and has been a Divisional Director for the Home and Personal Care business since 2001. André has been Personnel Director since joining the Board in 2000. Also retiring is Claudio Gonzalez, one of our Non-Executive Directors. We would like to thank them all for their valuable contribution during their years of service.

Ralph Kugler has been nominated for election as an Executive Director at the AGM. Under our new organisation he is assuming the role of Category President, Home and Personal Care.

At the AGM, we are proposing to make the necessary changes to our Articles of Association to achieve these organisational changes and also to clarify the position with regard to Directors’ Indemnification.

We will also, in addition, at this year’s AGM be proposing certain changes to our share plans:

•	The adoption of a new share plan for senior management, The Unilever Global Performance

Share Plan 2005, which will replace our existing executive share option plans. This new Plan will bring Unilever’s share-based elements of senior management’s packages in line with developing market trends. It will have performance conditions on vesting. A summary of the terms of the Plan is attached in Appendix 1.

•	The renewal of the UK ShareSave Plan. The ShareSave Plan, which is an all-employee save-as-you-earn plan, was originally introduced some 20 years ago. A summary of the terms of the ShareSave Plan is attached in Appendix 2.

The rest of the formal business covering issues such as allotment and repurchase of shares and the approval of the Company’s Remuneration Report will be generally familiar to you and full explanations are set out in the enclosed papers.

Your Board believes that all the proposals to be put to you at this year’s AGM are in the interests of all shareholders.

We welcome questions at the AGM on all of the above issues and on any other topics relevant to our business. If you want to be assured of the fullest possible response, it would be helpful if you could give me prior notice. Of course, you are invited to write to me at any time if you have an issue.

I look forward to meeting as many of you as possible on the 11 May.

Yours sincerely

Patrick Cescau

02	Unilever Chairman’s Letter and Notice of Meeting 2005

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Unilever PLC Notice of Annual General Meeting 2005

Notice is hereby given that the Annual General Meeting of Unilever PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am on Wednesday 11 May 2005 to transact the following business:

Report and Accounts for the year ended 31 December 2004
1	To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2004, together with the Directors’ Report and the Auditors’ Report.

Approval of the Remuneration Report for the year ended 31 December 2004
2	To consider and, if thought fit, approve the Directors Remuneration Report for the year ended 31 December 2004 included within the Annual Report and Accounts 2004.

Declaration of dividend
3	To declare a dividend on the Ordinary Shares.

Re-election of Executive Directors
To re-elect the following as Directors:

4	Mr P J Cescau
5	Mr C J van der Graaf
6	Mr R H P Markham

Election of Executive Director
7	To elect as a Director Mr R D Kugler

Election of Non-Executive Director
8	To re-elect as a Director Mr A Burgmans

Re-election of Non-Executive Directors
To re-elect the following as Directors:

9	The Rt Hon The Lord Brittan of Spennithorne QC DL
10	The Rt Hon The Baroness Chalker of Wallasey
11	Mr B Collomb
12	Professor W Dik
13	Mr O Fanjul
14	Mr H Kopper
15	The Lord Simon of Highbury CBE
16	Mr J van der Veer

Re-appointment and remuneration of Auditors
17	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.

18	To authorise the Directors to fix the remuneration of the Auditors.

Directors’ authority to issue shares
19	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

THAT the Directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £13 450 000 provided that this authority shall expire on the day preceding the fifth anniversary of the passing of this resolution save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and that this resolution shall cancel and replace the corresponding resolution passed at the last Annual General Meeting of the Company.

Disapplication of pre-emption rights
20	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT, subject to the passing of the previous resolution, the Directors be and are hereby given power pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by the previous resolution, or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the said Act, as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:

(a)	to the allotment of equity securities in connection with a rights issue in favour of Ordinary Shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of all Ordinary Shareholders are proportionate (as nearly as may be) to the respective number of Ordinary Shares held by them subject only to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares being represented by depositary receipts, the requirements of any regulatory body or stock exchange, or any other matter; and

(b)	to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £2 000 000;

and shall expire on the day preceding the fifth anniversary of the passing of this resolution save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Company’s authority to purchase its own shares
21	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT, pursuant to Article 64 of the Articles of Association, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary Shares of 1.4p each in the capital of the Company, subject to the following conditions:

(a)	the maximum number of shares which may be hereby purchased is 290 million shares;

(b)	the minimum price, exclusive of expenses, which may be paid for each share is 1.4p;

(c)	the maximum price, exclusive of expenses, which may be paid for each share is not more than five per cent above the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days before the day on which the purchase is made; and

(d)	the authority conferred by this resolution shall, unless renewed prior to such time, expire on the date falling twelve months after the passing of this resolution or, if earlier, at the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry enter into any contract under which a purchase of Ordinary Shares may be completed or executed wholly or partly after such expiry and the Company may purchase Ordinary Shares in pursuance of such contract as if the authority conferred hereby had not expired.

Unilever Chairman’s Letter and Notice of Meeting 2005	03

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Changes to the Company’s Articles of Association
22	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT the Articles of Association be altered by making the following amendments provided that this resolution will only become effective if Resolution 5 as set out in the Notice of Annual General Meeting of Unilever N.V. dated 24 March 2005 was approved by shareholders of Unilever N.V. at the Annual General Meeting of Unilever N.V. held on Tuesday 10 May 2005 in Rotterdam, the Netherlands, or at any adjournment thereof:
(a)	the words “any employment or” which follow the words “its body to hold” in article 107 be deleted;
(b)	the words “Managing Director” in article 107 be replaced by the words “Group Chief Executive”;
(c)	the words “an employment or” which follow the words “do not hold” in article 108 be deleted;
(d)	the words “, where appropriate,” be inserted following the word “recognising” and before the words “that it is not” in article 108; and
(e)	article 130 be deleted and the following substituted therefor:

“Delegation to Group Chief Executive
130.	The Board may entrust to and confer upon the Group Chief Executive any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee authorised by the Board.”

23	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT article 159 be deleted and the following substituted therefor:

“Indemnification of Directors
159.	Subject to the provisions of the Companies Acts, the Company may indemnify any Director against any liability and may purchase and maintain for any Director insurance against any liability. For the purpose of this article the term “Director” shall include any former Director of the Company.”
The Unilever Global Performance Share Plan 2005
24	To consider and, if thought fit, pass an Ordinary Resolution:

THAT:
(a) The Unilever Global Performance Share Plan 2005 (the Plan), the principal features of which are summarised in Appendix 1 to this Notice and a copy of which is produced in draft to this Meeting and signed by the Chairman for the purpose of identification, be approved and the Directors be authorised to do all acts and things necessary and expedient to adopt and operate the Plan, including making such modification as the Directors consider appropriate to take account of regulatory requirements and best practice.

(b) The Directors be authorised to establish such further plans similar to and based on the Plan for employees in particular countries, subject to such modifications as may be necessary or desirable to take account of overseas securities laws, exchange control and tax legislation.

This resolution will only become effective if resolution A of agenda item 8 as set out in the notice of Annual General Meeting of Unilever N.V. to be held on Tuesday 10 May 2005 in Rotterdam, the Netherlands or at any adjournment thereof was approved.

The Unilever PLC 2005 ShareSave Plan
25	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

THAT:
a)	The rules of the Unilever PLC 2005 ShareSave Plan (the ShareSave Plan) the principal features of which are summarised in Appendix 2 to this Notice and a copy of which is produced in draft to this Meeting and signed by the Chairman for the purpose of identification be approved, and the Directors be authorised to make such modifications to the ShareSave Plan as they may consider necessary to obtain the approval of the Board of the Inland Revenue or to take account of regulatory requirements and best practice and to adopt the ShareSave Plan as so modified and do all acts and things necessary to operate the ShareSave Plan.

b)	The Directors be authorised to establish such further plans for the benefit of employees outside of the UK based on the ShareSave Plan subject to such modifications as may be necessary or desirable to take account of overseas security laws, exchange control and tax legislation provided that any ordinary shares of the Company made available under such further plans are treated as counting against any limits on individual participation, where appropriate, or overall participation in the ShareSave Plan.

By order of the Board

S G Williams	24 March 2005
Secretary

04	Unilever Chairman’s Letter and Notice of Meeting 2005

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Explanatory notes to the Notice of Annual General Meeting 2005

Formalities of the Meeting
Shareholders who are unable to attend the Meeting in person may appoint a Proxy to attend in their place. A Proxy Form is included with the Notice of Meeting for this purpose, and details of how to complete it (including how to return an electronic version using the internet) are given on the reverse of the form.

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the Register of Members of the Company as at 6.00pm on Monday 9 May 2005 shall be entitled to attend and vote at the Annual General Meeting (AGM) in respect of the number of shares registered in their name at that time. Changes to entries on the Register of Members after 6.00pm on Monday 9 May 2005 shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

Report and Accounts for the year ended 31 December 2004 (resolution 1)
The Directors must lay the Company’s Accounts, the Directors’ Report and the Auditors’ Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts and the Directors’ Report, and the Auditors have prepared their Report.

Approval of Directors Remuneration Report (resolution 2)
The Directors must include specified information within their remuneration report in accordance with the Directors Remuneration Report Regulations 2002. The Company’s Directors Remuneration Report for the year ended 31 December 2004 has been prepared accordingly and approved by the Directors. The Directors Remuneration Report is included within the Unilever Report and Accounts 2004 with a summary in the Unilever Annual Review 2004, copies of which are available on Unilever’s website at www.unilever.com/ourcompany/investorcentre Members must, under the regulations, be given the opportunity to approve it. While the vote is advisory, it will be taken into account when considering the future operation and development of the Company’s remuneration policy.

For the information of shareholders, the following changes have been made to Unilever’s remuneration policy:

(a)	The performance criteria relating to the annual bonus for Executive Directors will in future be changed in order to align the Executive Directors’ targets to the 2010 financial framework. The new corporate targets will be based on a combination of Trading Contribution and Underlying Sales Growth of the Group. Trading Contribution is Unilever’s primary internal measure of profit. It is our version of an annual economic value added measure, broadly defined as Operating Profit after Tax and after Financing charge on Fixed Assets and Working Capital, linked to Unilever’s weighted average cost of capital. As such, increases in Trading Contribution reflect the combined impact of sales growth, margin improvement and capital efficiency gains with a close alignment to shareholder value creation. Underlying Sales Growth reflects the change in revenue excluding the effects of acquisitions and disposals.

(b)	The bonus opportunity for the Group Chief Executive will be set at a maximum of 150% of base salary from 2005 onwards.

(c)	In future, new Executive Directors will not be able to include the annual bonus (of up to 20% of base salary) as part of Pensionable earnings.

Declaration of dividend (resolution 3)
The final dividend for the year must be approved by the members. The amount to be declared as a final dividend may not exceed the amount recommended by the Directors, which is 12.82p per Ordinary Share of 1.4p. If approved, the final dividend will be paid on 13 June 2005 to shareholders on the Register of Members at 20 May 2005.

Re-election of Executive Directors (resolutions 4 to 6)
Unilever PLC’s Articles of Association require the annual retirement and election or re-election of its Directors. All the existing Directors are proposed for re-election, with the exception of Clive Butler, Keki Dadiseth and André van Heemstra who are retiring at the 2005 AGM.

Biographical details concerning each Director proposed for re-election can be found on page 24 of Unilever’s Annual Review 2004 and on page 68 of the Unilever Report and Accounts 2004, copies of which are available on Unilever’s website at www.unilever.com/ourcompany/investorcentre

The same Directors are also being proposed for re-election to the Board of Unilever N.V.

Election of Executive Director (resolution 7)
The Board, acting upon the recommendation of the Nomination Committee, proposes Mr RD Kugler for election as a Director. Mr Kugler under our new organisation is assuming the role of Category President, Home and Personal Care. Prior to this he has been the Business President for Home and Personal Care, Europe since 2001 prior to which he was President of the Latin America Business Group. He is aged 49 and joined Unilever in 1979. He is also a Non-Executive Director of Intercontinental Hotels plc.

Mr Kugler is also being proposed for election to the Board of Unilever N.V.

Election of Non-Executive Director (resolution 8)
The Board, acting on the recommendation of the Nomination Committee, proposes Mr A Burgmans for election as a Director.

Mr Burgmans has been given notice of the termination of his employment agreement with the Company as an Executive Director, to have effect from the date of the AGM. This will result in the termination of the agreement in June 2006. It has been agreed with Mr Burgmans that with effect from 2005 he will not receive any more grants under the TSR Long-Term Incentive Plan, the Executive Share Option Plan or the Global Performance Share Plan 2005, which will be proposed at the AGM. An exception is the final grant of premium options in March 2005, which results directly from previous grants under the Executive Share Option Plan. For the period after May 2005 Mr Burgmans will not receive a bonus. Starting from June 2006, Mr Burgmans will retire and he will receive a full pension as if he had retired at the age of 60, and Mr Burgmans will then be remunerated as a Non-Executive Director.

He is also being proposed for election to the Board of Unilever N.V.

Unilever Chairman’s Letter and Notice of Meeting 2005	05

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Re-election of Non-Executive Directors (resolutions 9 to 16)
Unilever PLC’s Articles of Association require the annual retirement and election or re-election of its Directors. All the existing Directors are proposed for re-election, with the exception of Mr C X Gonzalez who is retiring at the 2005 AGM. Biographical details concerning each of the Non-Executive Directors proposed for re-election can be found on page 25 of Unilever’s Annual Review 2004 and on pages 68 and 69 of the Unilever Report and Accounts 2004, copies of which are available on Unilever’s website at www.unilever.com/ourcompany/investorcentre

The Board has determined that, in its judgement, all the Non-Executive Directors, with the exception of Mr A Burgmans, are independent.

The same persons are also being proposed for re-election as Non-Executive Directors of Unilever N.V.

Re-appointment of Auditors (resolution 17)
At each meeting at which Accounts are laid before the members, the Company is required to appoint Auditors to serve until the next such meeting.

Remuneration of Auditors’ (resolution 18)
This Resolution gives authority to the Directors to determine the Auditors’ remuneration, which is then disclosed in the next Accounts of the Company.

Directors’ authority to issue shares (resolution 19)
Renewal of this authority is sought at the AGM each year. Section 80 of the Companies Act 1985 provides that the Directors may not issue new shares without shareholder approval. The purpose of this Resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £13 450 000 in new shares at their nominal value. At 24 February 2005, being one month before the date of the Notice of Meeting, this represented slightly under 33% of the Company’s issued ordinary share capital.

Disapplication of pre-emption rights (resolution 20)
Renewal of this authority is sought at the AGM each year. Under the Companies Act shareholders have ‘rights of pre-emption’ in relation to the issue of new shares: that is to say, the shares must be offered first to the existing shareholders in proportion to their holdings. Under Section 89 of the Act the Directors require the authority of the shareholders if they wish to disapply these rights. In the case of a rights issue, there could be legal, regulatory or practical difficulties in issuing new shares to some shareholders, particularly those resident overseas, and part (a) of this Resolution permits the Directors to make the appropriate exclusions or arrangements to deal with this.

In addition, there may be circumstances when the Directors consider it in the best interests of the Company to issue shares to another party or parties without first offering them to existing shareholders, for example, to finance a business opportunity. Part (b) of this Resolution gives them authority to do so, up to a limit of £2 000 000 in new shares at their nominal value, which at 24 February 2005 was approximately 5% of the Company’s issued ordinary share capital.

Company’s authority to purchase its own shares (resolution 21)
Renewal of this authority is also sought at the AGM each year. The Directors believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this Resolution provides the authority from shareholders to do so.

This authority is also necessary to enable us to carry out our recently announced share buy back programme. Under this programme, barring any significant movements in exchange rates, we intend, together with Unilever N.V., to buy in up to €500 million in total of both companies’ shares in 2005. The Directors will only buy back shares under the programme when they consider that such purchases would increase earnings per share and would be in the best interests of the shareholders generally.

The Resolution specifies the maximum number of shares which may be acquired (which at 24 February 2005 represented just under 10% of the Company’s issued capital) and the maximum and minimum prices at which they may be bought.

The purchase of shares by the Company under this authority would be carried out by a purchase in the market, and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time. Any shares purchased would be cancelled, unless they were held as ‘treasury shares’, in which case they could be held in the name of the Company pending resale.

Changes to Articles in relation to Group Chief Executive (resolution 22)
The changes to the Articles of Association proposed by this Resolution are to provide for the delegation of the operation of the Company to the Group Chief Executive, in place of the existing power to delegate to the Executive Committee. This is to implement the changes being made to the roles of the current Chairmen as referred to in the letter from the Chairman on pages 1 and 2 of this Notice.

Changes to Articles in relation to Directors’ Indemnification (resolution 23)
The amendment to the Articles of Association proposed by this Resolution is to reflect the changes introduced by the Companies (Audit, Investigations and Community Enterprise) Act 2004.

The Unilever Global Performance Share Plan 2005 (resolution 24)
This Resolution seeks shareholders’ approval for the introduction of the Unilever Global Performance Share Plan 2005 (the Plan). The Remuneration Committee has reviewed the effectiveness of Unilever’s incentive arrangements and has decided to propose the Plan to operate as the main long-term incentive plan for senior employees instead of the existing executive option schemes. The Board believe that the new Plan will motivate senior employees to contribute to growth and profitability and make Unilever’s incentive arrangements more performance-oriented and aligned with shareholders’ interest.

The TSR-based Long-Term Incentive Plan, previously adopted for the Executive Directors, and about 50 other senior executives, as well as the Share Matching Scheme, will remain unchanged. This new Plan is aimed at Executive Directors, executives and managers who have previously been granted share options, and it is the intention that there will not be a significant change to the expected value of the awards or the cost to Unilever when compared with the executive option plan it is intended to replace.

06	Unilever Chairman’s Letter and Notice of Meeting 2005

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Under the new Plan, grants will be made of conditional rights to receive shares in Unilever N.V. or Unilever PLC at the end of a three-year performance period.

The performance measures for vesting will be underlying sales growth and free cash flow. These are key performance measures in Unilever‘s external reporting and are reviewed by the external Auditors. Underlying sales growth, which is well established within Unilever, essentially focuses on the maintenance and growth of Unilever’s top-line revenue. Free cash flow is the basic driver of the returns we are able to generate for shareholders. More information on the performance targets is set out below. Under the new Plan we will not automatically buy shares at grant to meet our future obligations to provide these shares to the participants. Thus, we will have greater flexibility in hedging our obligations in the best economical way.

The Unilever PLC 2005 ShareSave Plan (resolution 25)
The Directors are seeking shareholders’ approval at the AGM for the introduction of a new ShareSave Plan for employees of the Company and its subsidiaries which will replace the existing plan which has now expired.

The Directors attach considerable importance to the participation of employees in the equity of the Company. They believe that such participation provides incentives to employees.

A summary of the ShareSave Plan is set out in Appendix 2 to this Notice. It is intended that the ShareSave Plan will be approved by the Inland Revenue so that it will enable participants to enjoy certain tax benefits. Shareholders are also being asked to give Directors authority to introduce similar plans for employees outside the UK.

The ShareSave Plan limits the percentage of share capital which can be issued under the ShareSave Plan from time to time. This is summarised in Appendix 2.

Documents for inspection
The rules of The Unilever Global Performance Share Plan 2005 and The Unilever PLC 2005 ShareSave Plan are available for inspection at Unilever’s offices, at Weena 455, Rotterdam in the Netherlands and Blackfriars, London EC4P 4BQ in the United Kingdom from the date of this Notice of AGM until the close of the AGM. They are available during normal business hours on any weekday (excluding public holidays) and at the place of the AGM from at least 15 minutes before the meeting until the close of the meeting.

Recommendation
The Directors believe that the proposals set out in the Notice of Meeting are in the best interests of the Company. Accordingly, they unanimously recommend that you vote in favour of each resolution, as they intend to do themselves in respect of their own shares in the Company.

Unilever Chairman’s Letter and Notice of Meeting 2005	07

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Appendix 1 (resolution 24) Notice of Annual General Meeting 2005

The Unilever Global Performance Share Plan 2005
The principal terms of the Unilever Global Performance Share Plan 2005 (the Plan) are set out below. Key decisions by the Board of Directors referred to below will be made on the proposal of the Remuneration Committee (the Committee).

Eligibility
All employees and Executive Directors of Unilever N.V. and Unilever PLC (and any subsidiaries) at the date of award are eligible to participate in the Plan. In practice it is the intention to make awards to all managers in Unilever who previously were eligible to receive share option grants under the executive share option plans.

Operation of the Plan
The awards are to be made by Unilever or the operating company employing the participant, with the approval of the Board and the Committee, or by the Board with the approval of the Committee.

If awards are to be granted in any year, they will normally be made within 42 days after the announcement of Unilever’s annual or interim results.

Performance targets
The number of shares which participants actually receive at the end of the performance period will depend on the satisfaction of performance targets, which will be determined by the Committee and the Board.

The performance measures will be underlying sales growth and Free Cash Flow. There will be a minimum and maximum range for each of these two measures, with performance determined against each range over the whole of the three-year performance period. Half of the awards will be based upon the underlying sales growth and half on the Free Cash Flow measure.

The same performance criteria will determine the level of vesting of awards for the less senior executives covered by the Plan, albeit somewhat less demanding than those that will apply at the most senior levels.

For the first grant in 2005 the Committee intends to aim at a vesting if average underlying sales growth over the three-year period is 2% p.a or higher and/or if Free Cash Flow is €12.2 billion or higher, with a modest level when performance is close to these figures, but with substantially higher pay-outs (of up to 200%) if underlying sales growth exceeds on average 4% p.a and free cash flow is more than €13.2 billion in total.

The Committee will review the performance levels for each subsequent grant with a view to reflecting market conditions and internal financial planning. The Plan will include the authority for the Committee to take account of unusual circumstances with a view to giving it the opportunity to adjust the level of vesting if the outcome is deemed to be manifestly unreasonable and does not reflect Unilever’s underlying financial performance.

Size of awards
For Executive Directors the value of the grant of conditional shares will not exceed 50% of base salary. This limit may be exceeded in exceptional circumstances.

For 2005 the Board intends to grant the following number of conditional shares to the Executive Directors:

Group Chief Executive	3 000 NV shares and
20 000 PLC shares
Other Executive Directors	2 000 NV shares and
13 500 PLC shares

The awards for the lower management levels reduce gradually in line with their level and responsibility.

Vesting
Participants will only be entitled to receive shares subject to awards after the performance targets have been measured at the end of the performance period and on the basis determined by the Board, as set out above. Participants have no rights in respect of shares subject to awards before vesting.

Grant of options
It is intended to grant conditional awards of shares unless taxation or securities laws mean that it is more appropriate to grant options, in which case the Plan allows options to be granted instead.

Plan limits
In any 10-year period not more than 10% of the issued ordinary share capital of Unilever N.V. and Unilever PLC may be issued or issuable under the Plan and all other employee share plans operated by Unilever N.V. and Unilever PLC. In addition, in any 10-year period, not more than 5% of the issued ordinary share capital in Unilever N.V. and Unilever PLC may be issued or issuable under all discretionary share plans adopted by Unilever N.V. and Unilever PLC. Awards which have lapsed do not count towards these limits.

Vesting within three years
There might be cases where awards will vest within the three-year performance period, subject to approval by the Committee or the Board, e.g. in cases of redundancy, leave because of illness or early retirement at the Company’s request.

Variation of share capital
If there is a variation in the share capital of Unilever N.V. or Unilever PLC, or any other corporate event which affects awards, the Board may vary the number of shares comprised in an award as it deems appropriate.

Amendment
The rules governing the Plan can be amended by the Board as it sees fit. However, the provisions relating to the eligibility of employees, the Plan limits, the individual limit for each participant’s rights attaching to awards of shares, the adjustment of awards in the event of a variation of share capital and the amendment powers cannot be altered to the advantage of participants without the prior approval of shareholders. However, if the amendments are minor and are designed to benefit the administration of the Plan, to comply with legislation, to take account of a change in legislation or to obtain or maintain favourable exchange control, tax or regulatory treatment for participants or for Unilever N.V., Unilever PLC or any group company, then shareholder approval is not required.

The Board may amend the rules of the Plan to take account of or to mitigate or to comply with overseas taxation, securities laws, exchange control laws or other laws.

General
Awards granted under the Plan are not transferable and not pensionable.

Termination
The Plan will terminate on the tenth anniversary of the date of approval by shareholders, but the Board can terminate the Plan at any time before that date.

08	Unilever Chairman’s Letter and Notice of Meeting 2005

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Appendix 2 (resolution 25) Notice of Annual General Meeting 2005

The Unilever PLC 2005 ShareSave Plan
The principal terms of the Unilever PLC 2005 ShareSave Plan (ShareSave Plan) are as follows:

General
The ShareSave Plan has been drafted to comply with the relevant UK tax legislation so that options granted under it will attract favourable UK tax treatment. Under the ShareSave Plan, employees are granted an option to acquire ordinary shares in the Company, in the future, at a price determined at the time invitations to join the ShareSave Plan are sent to employees. The option price may be set at a discount to market value at that time. Employees are required to save monthly through a contractual savings arrangement over a period of either three or five years. At the end of the savings contract the employee may either exercise the option using the savings contributions and interest (or an equivalent amount) or have the savings and accrued interest repaid. In the case of a five-year contract, the employee can elect to leave the savings in the account for a further two years.

Eligibility
All UK-based employees and full-time directors of the Company and any participating subsidiary may participate in the ShareSave Plan. However, the Directors may set a qualifying period of continuous employment (not exceeding five years) for eligibility. When the ShareSave Plan is operated, all eligible employees must be invited to participate.

Operation of the ShareSave Plan
The ShareSave Plan will only normally be operated within 42 days of the announcement of the Company’s results for any period.

Employee contributions
The maximum amount an employee may save monthly over the three-year or five-year period is the maximum allowed under an Inland Revenue approved savings-related share option plan, which is currently £250 per month. The minimum amount which may be saved is currently £5 per month.

Option price
The Directors set the option price, which must be not manifestly less than 80% of the market value of a share. Market value on any day is taken as the mid-market price on the preceding business day or the average of the mid-market prices over a five-day period. Options must be granted within 30 days of market value being calculated.

Exercise of options
Options can normally only be exercised for six months starting either three, five or seven years after the start of the savings contract. Options may, however, be exercised early in certain circumstances. These include an employee leaving within the first three years of grant due to injury, disability, redundancy or retirement, or following the sale of his employing company or business. On cessation of employment for any other reason within three years of grant, options will normally lapse.

Change of control, merger or other reorganisations
Options may generally be exercised early on a take-over, scheme of arrangement, merger or other corporate reorganisation. Alternatively, optionholders may be allowed, or in certain circumstances required, to exchange their options for options over shares in the acquiring company.

ShareSave Plan limits
In any 10-year period, not more than 10% of the issued ordinary share capital of the Company may be issued or issuable under the ShareSave Plan and all other employees’ share plans operated by the Company.

These limits do not include options which have lapsed or been surrendered.

Issue of shares
Any shares granted under the ShareSave Plan will rank equally with shares of the same class in issue on that date of allotment, except in respect of rights arising by reference to a prior record date.

Variation in share capital
Options may be adjusted following certain variations in share capital including a capitalisation, rights issue or subdivision, consolidation or reduction.

Amendments
The rules governing the ShareSave Plan can be amended by the Directors as they think fit. However, the provisions relating to eligibility, individual and ShareSave Plan limits, the option price, rights attaching to options and shares, the adjustment of options in the event of a variation of share capital and the amendment powers cannot be altered to the advantage of optionholders without the prior approval of shareholders. However, no such approval is required for minor changes intended to benefit the administration of the ShareSave Plan, or to comply with or take account of existing or proposed legislation or any changes in legislation, or to secure favourable tax treatment for the Company, members of its group or optionholders. Alterations to the ShareSave Plan are generally subject to the prior approval of the Inland Revenue.

General
Options granted under the ShareSave Plan are not transferable and benefits under the ShareSave Plan are not pensionable.

Termination
The ShareSave Plan will terminate on the tenth anniversary of the date of approval of the ShareSave Plan by shareholders, but the Directors can terminate the ShareSave Plan at any time before that date.

Unilever Chairman’s Letter and Notice of Meeting 2005	09

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